Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30, 2019 and 2018	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2019 and December 31, 2018	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at September 30, 2019 and 2018	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Nine Months Ended September 30, 2019 and 2018	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2019	2018	2019	2018
		(EUR’000)		(EUR’000)
Revenue	4	2,243	20	10,868	66
Research and development costs		(46,258)	(31,511)	(141,343)	(102,286)
General and administrative expenses		(10,000)	(6,796)	(31,396)	(16,684)

Operating profit / (loss)		(54,015)	(38,287)	(161,871)	(118,904)
Share of profit / (loss) of associate		(1,338)	—	(5,452)	—
Finance income		30,547	4,262	30,285	20,532
Finance expenses		(368)	(42)	(812)	(53)

Profit / (loss) before tax		(25,174)	(34,067)	(137,850)	(98,425)
Tax on profit / (loss) for the period		61	100	196	306

Net profit / (loss) for the period		(25,113)	(33,967)	(137,654)	(98,119)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		37	(9)	2	(16)

Other comprehensive income / (loss) for the period, net of tax		37	(9)	2	(16)

Total comprehensive income / (loss) for the period, net of tax		(25,076)	(33,976)	(137,652)	(98,135)
Profit / (loss) for the period attributable to owners of the Company		(25,113)	(33,967)	(137,654)	(98,119)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(25,076)	(33,976)	(137,652)	(98,135)

		EUR	EUR	EUR	EUR
Basic and diluted earnings / (loss) per share		(0.53)	(0.81)	(2.99)	(2.41)
Number of shares used for calculation (basic and diluted) (1)		47,590,837	41,888,908	46,066,493	40,757,686

(1)

A total of 5,138,389 warrants outstanding as of September 30, 2019 can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 4,480,805 warrants outstanding as of September 30, 2018 are also considered antidilutive for the periods presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	September 30, 2019	December 31, 2018
		(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment	7	43,272	4,325
Investment in associate		17,073	17,083
Deposits		1,469	1,158

		65,309	26,061

Current assets
Trade receivables		—	6
Other receivables		1,755	1,775
Prepayments		7,937	12,415
Income taxes receivable		1,298	849
Cash and cash equivalents		658,660	277,862

		669,650	292,907

Total assets		734,959	318,968

Equity and liabilities
Equity
Share capital	8	6,410	5,659
Distributable equity		654,515	274,391

Total equity		660,925	280,050

Non-current liabilities
Lease liabilities	2, 7	31,503	—

		31,503	—

Current liabilities
Lease liabilities	2, 7	5,424	—
Contract liabilities		1,373	6,902
Trade payables		24,346	19,740
Other payables		11,364	12,267
Income taxes payable		24	9

		42,531	38,918

Total liabilities		74,034	38,918

Total equity and liabilities		734,959	318,968

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2019	5,659	625,250	3	42,445	(393,307)	280,050
Loss for the period	—	—	—	—	(137,654)	(137,654)
Other comprehensive income / (loss), net of tax	—	—	2	—	—	2

Total comprehensive income / (loss)	—	—	2	—	(137,654)	(137,652)
Share-based payment (Note 6)	—	—	—	26,205	—	26,205
Capital increase	751	523,272	—	—	—	524,023
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at September 30, 2019	6,410	1,116,821	5	68,650	(530,961)	660,925

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2018	4,967	422,675	(14)	22,793	(263,210)	187,211
Loss for the period	—	—	—	—	(98,119)	(98,119)
Other comprehensive income / (loss), net of tax	—	—	(16)	—	—	(16)

Total comprehensive income / (loss)	—	—	(16)	—	(98,119)	(98,135)
Share-based payment (Note 6)	—	—	—	12,787	—	12,787
Capital increase	678	214,782	—	—	—	215,460
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at September 30, 2018	5,645	624,339	(30)	35,580	(361,329)	304,205

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Nine Months Ended September 30

	Notes	2019	2018
		(EUR’000)
Operating activities
Net profit / (loss) for the period		(137,654)	(98,119)
Reversal of non-cash consideration relating to revenue		(5,334)	—
Reversal of share of profit/(loss) of associate		5,452	—
Reversal of finance income		(30,285)	(20,532)
Reversal of finance expenses		812	53
Reversal of tax charge		(196)	(306)
Adjustments for:
Share-based payment		26,205	12,787
Depreciation		4,716	631
Changes in working capital:
Deposits		(310)	(948)
Trade receivables		6	167
Other receivables		19	(1,340)
Prepayments		4,478	(5,482)
Contract liabilities (deferred income)		(5,529)	—
Trade payables and other payables		3,596	7,237

Cash flows generated from / (used in) operations		(134,024)	(105,852)
Finance income received		8,087	3,065
Finance expenses paid		(526)	(53)
Income taxes received / (paid)		(237)	(400)

Cash flows from / (used in) operating activities		(126,700)	(103,240)

Investing activities
Acquisition of property, plant and equipment		(4,030)	(1,587)

Cash flows from / (used in) investing activities		(4,030)	(1,587)

Financing activities
Payment of finance lease liabilities		(2,992)	—
Capital increase		524,023	215,460
Cost of capital increase		(31,701)	(13,118)

Cash flows from / (used in) financing activities		489,330	202,342

Increase / (decrease) in cash and cash equivalents		358,600	97,515

Cash and cash equivalents at January 1		277,862	195,351
Effect of exchange rate changes on balances held in foreign currencies		22,198	17,467

Cash and cash equivalents at September 30		658,660	310,333

Restricted cash included in cash and cash equivalents		5,935	5,507

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on November 18, 2019.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

As of January 1, 2019, the Company has adopted IFRS 16, “Leases” (“IFRS 16”). IFRS 16 requires, with a few exceptions, lessees to recognize assets (“right-of-use assets”) and liabilities for most leases. Accordingly, lease payments under most contracts previously classified as operating leases, will be recognized over the non-cancellable lease period as depreciation included in research and development costs and general and administrative expenses, and as interest expenses included in finance expenses. Previously, lease payments under all operating leases were recognized as either research and development costs or general and administrative expenses.

Impact from IFRS 16 “Leases”

The Company primarily leases office- and laboratory facilities, and equipment. Lease arrangements are typically entered into for fixed periods but may have extension options, and options to terminate the lease within the enforceable lease term. Lease terms are negotiated on an individual basis and contain a range of different terms and conditions.

We have implemented IFRS 16 by applying the modified retrospective approach. Accordingly, no comparative information is restated. The lease liability and corresponding right-of-use assets is measured at the present value of the remaining lease payments, discounted using an estimated incremental borrowing rate at January 1, 2019.

In connection with the transition to IFRS 16, we have reviewed our operating lease agreements’ contractual terms including the lease payment structure. Fixed payments, and variable lease payments that depend on an index or a rate, are included in lease payments, whereas variable lease payments are excluded. Additionally, payments related to non-lease components are excluded, and thus treated as either research and development costs or general and administrative expenses.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For lease arrangements other than those relating to short-term leases and leases of low value assets, lease liabilities have been determined according to the fixed lease payments and variable lease payments that depend on an index or a rate in the non-cancellable periods, discounted by the incremental borrowing rate. Accordingly, at January 1, 2019, we have recognized a lease liability of €17.7 million.

Operating lease commitments under IAS 17 “Leases”, and as disclosed for the annual reporting period ended December 31, 2018 was €19.6 million. The transition to the lease liabilities recognized in the unaudited condensed consolidated interim financial position at January 1, 2019, in accordance with IFRS 16, is summarized below:

(EUR ‘000)
Operating lease commitments as per December 31, 2018	19,627
Short-term contracts, and low value assets	(169)

Undiscounted, operating lease commitments as per January 1, 2019	19,458

Lease liabilities discounted by incremental borrowing rates as per January 1, 2019	17,700

At January 1, 2019, right-of-use assets of €18.4 million, which include prepaid leases, were recognized as property, plant and equipment.

The transition to IFRS 16 had no impact on retained earnings.

Separate note disclosures on right-of-use assets, and lease liabilities and payments for the nine months ended September 30, 2019, are included in Note 7.

Several other amendments to and interpretations of IFRS apply for the first time in 2019, but do not have an impact on the accounting policies applied by the Company. Thus, except for the adoption of IFRS 16, the accounting policies applied when preparing these unaudited condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated, and are consistent with those of the Company’s most recent audited annual consolidated financial statements.

A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2018.

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, and to our joint arrangements / collaboration agreements.

Except for the adoption of IFRS 16, the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals have been recognized during the first nine months of 2019 or 2018, due to conditions that existed at December 31, 2018, or 2017, respectively. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first nine months of 2019 or 2018.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

In connection with adopting IFRS 16, the following are assessed as key assumptions concerning estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of right-to-use assets and lease liabilities within the next financial year.

Lease Term

Certain lease arrangements provide us with a contractual right (not obligation) to either extend the lease after the initial term, or to terminate the lease within the enforceable lease term, i.e. periods where lessor cannot terminate the lease. Those options cover periods in the range from 1-6 years in addition to the non-cancellable periods. Based on our assessment at September 30, 2019, the lease terms reflect only the non-cancellable periods.

Incremental Borrowing Rate

Lease payments are discounted over the non-cancelable periods, applying each contract’s incremental borrowing rate. In determining incremental borrowing rates, we have considered the contracts’ specific payment profiles and relevant currencies, and applied a corresponding risk-free interest rate, credit spread, and an asset specific adjustment, if applicable. The incremental borrowing rates applied are 2.25-2.5% and 4.25-5.0% for lease contracts denominated in EUR or Danish Kroner, and U.S. Dollars, respectively.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2018.

Note 4—Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(EUR’000)		(EUR’000)
Revenue from the rendering of services (recognized over time)	1,586	20	8,874	66
License income (recognized at a point in time)	657	—	1,994	—

Total revenue (1)	2,243	20	10,868	66

Revenue from external customers (geographical)
North America	2,243	20	10,868	66

Total revenue (1)	2,243	20	10,868	66

(1)	For the three and nine months ended September 30, 2019, “Total revenue” includes recognition of previously deferred revenue from associate of €1,461 thousand, and €5,337 thousand, respectively.

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Note 6—Warrants and Share-based Payment

Share-based Payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all its employees, members of its Board of Directors and select external consultants.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Warrants are granted by the Company’s Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of September 30, 2019, 8,443,687 warrants had been granted, of which 19,580 warrants have been cancelled, 3,025,060 warrants have been exercised, 2,168 warrants have expired without being exercised, and 258,490 warrants have been forfeited. As of September 30, 2019, the Company’s Board of Directors was authorized to grant up to 2,172,625 additional warrants to employees, board members and select consultants without pre-emptive subscription rights for the shareholders of the Company. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Company’s Board of Directors. The exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €107.14 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Warrant Activity

The following table specifies the warrant activity during the nine months ended September 30, 2019:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2019	5,611,629	29.03

Granted during the period	365,500	97.10
Exercised during the period	(812,532)	14.90
Forfeited during the period	(26,208)	52.23
Expired during the period	—	—

Outstanding at September 30, 2019	5,138,389	35.99

Vested at the balance sheet date	2,609,412	22.83

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(EUR’000)		(EUR’000)
Research and development costs	5,060	1,963	15,239	6,313
General and administrative expenses	3,015	1,922	10,966	6,474

Total warrant compensation costs	8,075	3,885	26,205	12,787

Note 7—Leases

The following sections summarize the disclosures of the Company’s lease arrangements for the nine months ended September 30, 2019. Additional information on the exposure from the Company’s lease arrangements is included in Note 2 and 3.

Right-of-use Assets

As of September 30, 2019, the total balance of property, plant and equipment of €43.3 million includes right-of-use-assets of €35.9 million. For the nine months ended September 30, 2019, additions to right-of-use assets were €20.2 million and related to office- and laboratory facilities.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2019, depreciation of right-of-use assets amounts to €3.7 million, recognized as research and development costs, and general and administrative expenses, by €2.8 million and €0.9 million, respectively.

Lease Liabilities and Payments

In the unaudited condensed consolidated interim statement of financial position as of September 30, 2019, the carrying amount of lease liabilities of €36.9 million is presented as non-current and current liabilities by €31.5 million and €5.4 million, respectively.

The table below summarizes the maturity profile of the Company’s lease liabilities based on contractual undiscounted payments:

	Carrying amount	<1 year	1-5 years	>5 years	Total contractual cash flows
	(EUR’000)
September 30, 2019
Lease liabilities	36,927	5,524	19,819	18,185	43,528

For the nine months ended September 30, 2019, interest on lease liabilities amounts to €0.7 million, which is recognized as finance expenses.

Payments relating to short-term leases and leases of low value assets are recognized either as research and development costs or general and administrative expenses, respectively, on a straight-line basis according to their lease term. Additionally, lease payments classified as variable, that do not depend on an index or a rate, are expensed as incurred.

As of September 30, 2019, the Company’s commitments for short-term leases, and leases of low-value assets, are deemed immaterial for the unaudited condensed consolidated interim financial statements.

Note 8—Share Capital

The share capital of Ascendis Pharma A/S consists of 47,739,647 shares at a nominal value of DKK 1, all in the same share class.

On March 14, 2019, the Company completed the sale and issuance of 4,791,667 ADSs in a public offering, increasing the Company’s share capital from 42,135,448 shares to 46,927,115 shares.

In April, June, and September 2019, an aggregate of 812,532 warrants were exercised, increasing the Company’s share capital from 46,927,115 shares to 47,739,647 shares.

Note 9—Subsequent Events

No events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.